January 29, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Larry Spirgel
Assistant Director
Division of Corporation Finance

Re:	Trinsic, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 — Filed on March 31, 2006
Forms 10-Q for Fiscal Quarter Ended September 30, 2006 — File No. 0-28467
Ladies and Gentlemen:
     On behalf of Trinsic, Inc. (“Trinsic”, the “Company” or “we”), I am responding to the comment letter from your office, dated January 4, 2007, with respect to the above-referenced filings. The following paragraphs set forth our response to the item in the Commission’s letter. For your convenience, we have repeated in bold type below the comment of your office as specifically set forth in your comment letter, with our response directly following the comment.
Form 10-Q for Fiscal Quarter Ended September 30, 2006
Financial Statements
1. Nature of Business
Liquidity and Capital Resources, page 7
We note you have agreed to sell approximately 300 of your VoIP-based lines to CommX Holdings, Inc., which represent all of your VoIP based business. You are also selling portions of your VoIP network. You expect your VoIP revenues to decline during the fourth quarter of 2006 and to cease sometime during the first half of 2007. It is unclear to us why you did not report in your financial statements the disposal of your VoIP business as a discontinued operation. We also do not understand why the assets to be sold were not classified as held for sale. Please refer to the guidance in SFAS No. 144 and explain to us in detail the basis for your accounting and reporting policies or revise.

Trinsic Response
Disposal of VoIP Business Not Reported as a Discontinued Operation
During our evaluation of the appropriate accounting and reporting treatment of the sale of our VoIP-based lines to CommX Holdings, Inc. (CommX), we reviewed paragraph 42 and Examples 12 and 15 of Appendix A of SFAS 144. We considered the following factors and evidence in connection with our evaluation:
•	The business lines and related assets of our VoIP business had not yet been disposed of as of September 30, 2006 (and currently are not).

•	As we evaluated whether the sale of the VoIP lines and related assets qualified for held for sale treatment we relied on the following:
•	We currently provide telephony service to both residential and business customers in 49 states across the United States of America.

•	Prior to the sale of the VoIP assets, we marketed an unbundled network element/loop (UNE) service and a VoIP service to our business customers in the New York, New York and Tampa, Florida markets (those affected by this transaction).

•	Both offerings provide a very similar experience to our customers (i.e. the customer receives local, long distance and various other features including voicemail, etc. under each offering).

•	Prior to the sale, VoIP customers represented less than eight percent of the total business customer base.

•	Subsequent to the sale, we will provide the UNE product in New York and Tampa markets specifically.

•	Our review of the Examples in Appendix A indicated Example 12(b) was analogous to our situation.
•	Evaluation of Example 12(b). We believe Example 12(b) is analogous, as we have simply decided to dispose of a less profitable “brand” of business service, which is currently known as VoIP; however, given that VoIP is a part of a larger cash-flow generating product group (business service) in the aggregate, VoIP does not meet the component criteria. It, therefore, does not meet the conditions for treatment as discontinued operations.
Based on our review of the literature and the factors listed above (and below related to meeting the held for sale criteria), we believe that our situation precludes the disposal activities related to our VoIP business qualifying for reporting as discontinued operations. We have reached this conclusion as we have not disposed of the assets, nor as noted above (and below), do we believe our fact pattern meets the held for sale criteria.

VoIP Assets Classification as Held for Sale
The Company considered the possibility of classifying its VoIP assets as held for sale pursuant to SFAS 144 utilizing the factors discussed below:
•	VoIP is not only a relatively new product to the Company; it is relatively new to the telecommunications industry.

•	The Company launched its VoIP service in 2004.

•	Although we have completed the transfer of UNE based business lines in the past, we have never completed the transition of a VoIP based business line in the quantities anticipated by the sale transaction.

•	The transfer of the assets is subject to both Federal Communications Commission (FCC) and state Public Service Commission (PSC) regulatory approval.

•	The transition of VoIP lines requires technological modifications to the assets prior to transfer to CommX due to the network architecture.

•	The Company appears to meet the criteria for held for sale treatment under SFAS 144 paragraphs 30(a), 30(c), and 30(e).

•	Our review of the criteria under paragraphs 30(b), 30(d) and 30(f) and the related Examples in Appendix A, specifically 5(b), 7(a) and 9, relied on and indicated the following:
•	Evaluation of criterion 30(b), through analogy to Examples 5(b) and 7(a). Our VoIP assets are not available for immediate sale as referenced in paragraphs 30(b) and A15 of SFAS 144 due to the complexity associated with the movement of end user customers from a network architecture that utilizes Internet Protocol (IP) over a private network as architected by Trinsic and a network architecture which provides connectivity over the actual Internet. Changing the physical network architecture raises significant technical and operational matters such as duplicating loop facilities, changing out end user hardware and software and coordinating transport services among multiple vendors each of which are outside the scope of Trinsic’s normal operations. Because of the technical complexity associated with this transaction, Trinsic has contractually committed to continue to provide service to customers until these matters are resolved on a customer-by-customer basis. Although these types of transfers may be considered “usual and customary” for sales of VoIP assets among a handful of large competitive providers, they are not usual and customary for our business or the business of the purchaser. The company launched VoIP in 2004 and has never consummated a sale of similar assets; therefore, we have no basis for what is “usual and customary” in this regard. With respect to this information, we also reviewed examples 5(b) and 7(a) in Appendix A of SFAS 144 and felt that the circumstances described in these examples were analogous to our situation. Both of those examples indicated that the delay in the timing of the transfer due to modifications necessary to transfer the asset, similar to the required technical modifications in our fact pattern, demonstrated that criterion 30(b) had not been met, even though a firm commitment had been obtained.
•	Evaluation of criterion 30(d) and 30(f) and Example 9. The sale is pending regulatory approval from the Federal Communications Commission as well as Public Utility Commissions. In a typical transfer of telecommunications assets, these approvals may be considered “usual and customary” or even perfunctory; however, as of the date of this letter, Trinsic’s application for transfer remains in a suspended status by the FCC due to delinquent Universal Service Fund fees. Our agreement for the sale of VoIP assets contains language indicating that if the transfer does not occur by April 30, 2007, then either party is entitled to cancel the agreement. We considered this information in reference to paragraph 30(d) of SFAS 144, indicating that the sale may not be probable and 30(f), as it is difficult to conclude that the plan might not be withdrawn.

We also reviewed Example 9 in Appendix A of SFAS 144 with regard to the regulatory approval matters. We believe the intent of Example 9 was to address possible exceptions to the one year requirement in paragraph 30(d) as opposed to addressing conditions that would be usual and customary in accordance with paragraph 30(b). Regardless of our interpretation of the intent of Example 9, the suspension of our transfer application by the FCC is an unusual circumstance that goes beyond the scope of this example.
For the reasons stated above, we do not believe that our situation met all of the criteria under paragraph 30. Given that we did not meet all the criteria, we were precluded from presenting the assets as held for sale.
Your letter instructed us to refer to the guidance in SFAS No. 144 and explain to you in detail the basis for our accounting and reporting policies or revise our Form 10-Q for the quarter ended September 30, 2006. We believe that our response(s) above appropriately reflect and explain our accounting and reporting policies with regard to this particular situation. Accordingly, we respectfully submit that an amendment to that document would not be required.
* * * *

Trinsic hereby acknowledges the following:
•	Trinsic is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	Trinsic may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Horace J. Davis, III
Chief Executive Officer

cc:
Andy Graham, Legal Officer, Trinsic, Inc.
T.J. Mangold, Partner, PricewaterhouseCoopers, LLP
Douglas Mims, Partner, Carr, Riggs & Ingram, LLC
Donald Davis, Acting Chief Financial Officer, Trinsic, Inc.
Ted LaRoche, Chairman, Trinsic Inc. Audit Committee
Ray Golden, Trinsic, Inc. Audit Committee Member
Roy Neel, Trinsic, Inc. Audit Committee Member